SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RDA Microelectronics, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

749394 102

(CUSIP Number)

 Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

April 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749394 102	Page 2 of 20 Pages

1.	Names of Reporting Persons.
WP Microelectronics Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
British Virgin Islands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,000,000(1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(2)
14.	Type of Reporting Person (See Instructions)
CO

_______________________
(1) See Item 5.
(2) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 3 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Private Equity VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
61,098,034(3)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
61,098,034(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
61,098,034(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
21.1%(4)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(3)  See Item 5.
(4) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 4 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Netherlands Private Equity VIII I, C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Netherlands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,336,176(5)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,336,176(5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,336,176(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
5.6%(6)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(5) See Item 5.
(6) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 5 of 20 Pages

1.	Names of Reporting Persons.
WP-WPVIII Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,133,616(7)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,133,616(7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,133,616(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(8)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(7) See Item 5.
(8) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 6 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus International Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
60,594,714(9)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
60,594,714(9)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
60,594,714(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
20.9%(10)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(9) See Item 5.
(10) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 7 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Netherlands International Partners I, C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Netherlands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,902,713(11)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,902,713(11)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,902,713(11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.8%(12)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(11) See Item 5.
(12) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 8 of 20 Pages

1.	Names of Reporting Persons.
WP-WPIP Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,070,399(13)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,070,399(13)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,070,399(13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(14)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(13) See Item 5.
(14) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 9 of 20 Pages

1.	Names of Reporting Persons.
WP-WPVIII Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,133,616(15)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,133,616(15)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,133,616(15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(16)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(15) See Item 5.
(16) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 10 of 20 Pages

1.	Names of Reporting Persons.
WP-WPIP Investors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
15,070,399(17)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
15,070,399(17)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,070,399(17)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
5.2%(18)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(17) See Item 5.
(18) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 11 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
110,135,652(19)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
110,135,652(19)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
110,135,652(19)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
38.0%(20)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(19) See Item 5.
(20) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 12 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
110,135,652(21)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
110,135,652(21)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
110,135,652(21)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
38.0%(22)
14.	Type of Reporting Person (See Instructions)
PN

_______________________
(21) See Item 5.
(22) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 13 of 20 Pages

1.	Names of Reporting Persons.
Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
110,135,652(23)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
110,135,652(23)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
110,135,652(23)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
38.0%(24)
14.	Type of Reporting Person (See Instructions)
OO

_______________________
(23) See Item 5.
(24) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 14 of 20 Pages

1.	Names of Reporting Persons.
Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
110,135,652(25)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
110,135,652(25)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
110,135,652(25)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
38.0%(26)
14.	Type of Reporting Person (See Instructions)
IN

_______________________
(25) See Item 5.
(26) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

CUSIP No. 749394 102	Page 15 of 20 Pages

1.	Names of Reporting Persons.
Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
110,135,652(27)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
110,135,652(27)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
110,135,652(27)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
38.0%(28)
14.	Type of Reporting Person (See Instructions)
IN

_______________________
(27) See Item 5.
(28) Based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus (as defined in Item 4) on Form 424B4 filed on March 28, 2013.

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D/A (this “Amendment No. 2”) amends the Amendment No.1 to Schedule 13D filed on November 19, 2012 (“Amendment No.1”) and Schedule 13D filed on April 10, 2012 (the “Initial Schedule 13D”, together with Amendment No.1, the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”).

This Schedule 13D is being filed by the Warburg Pincus Reporting Persons (as defined below) to report a change in the share ownership as a result of the sale by the Warburg Pincus Investors (as defined below) of 8,000,000 ADS representing 48,000,000 Issuer Ordinary Shares in an underwritten registered public offering (the “Follow-On Offering”) pursuant to the Issuer’s Registration Statement on Form F-3 (File No. 333-187303), as amended.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

 Pursuant to an underwriting agreement, dated March 27, 2013 (the ”Underwriting Agreement”), by and among Credit Suisse Securities (USA) LLC, Morgan Stanley & Co., International plc and Barclays Capital Inc. (together with several underwriters named in Schedule I thereto, the “Underwriters”), the Company and the selling shareholders named in Schedule II thereto (the “Selling Shareholders”), the Underwriters agreed to purchase from the Selling Shareholders and the Selling Shareholders agreed to sell to the Underwriters an aggregate of 8,250,000 ADS representing 49,500,000 shares of Ordinary Shares (the “Sale”), which aggregate amount includes 8,000,000 ADS representing 48,000,000 Ordinary Shares sold by the Warburg Pincus Investors in the Sale. In addition, pursuant to the Underwriting Agreement, the Underwriters were granted an option to sell an additional 1,252,500 ADS representing 7,515,000 Ordinary Shares if such option is exercised by the Underwriters (the “Over-Allotment Option”).

Pursuant to the final prospectus (the “Offering Prospectus”) filed by the Company on March 28, 2013, the public offering price in the Follow-on Offering by the Company was $9.25 per ADS and the underwriting discount was $0.4394 per ADS. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase 1,252,500 ADS representing 7,515,000 Ordinary Shares in the Sale and have not exercised the Over-Allotment Option in such Sale. Accordingly, the Warburg Pincus Investors sold an aggregate of 8,000,000 ADS representing 48,000,000 Ordinary Shares in such Sale to the Underwriters and received a price per Ordinary Share of $1.47 (which is net of underwriting discounts and commissions) for an aggregate amount of $70,484,800.

The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company’s F-3/A filed on March 27, 2013.

The Sale was consummated on April 3, 2013.

Item 5.    Interest in Securities of the Issuer

Subsections (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)           The percentages used herein are based upon 289,674,642 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Offering Prospectus on Form 424B4 filed on March 28, 2013.

WP Microelectronics is the direct holder of 15,000,000 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Distributed Shares. Such amount is convertible into 2,500,000 ADS of the Issuer. Each ADS of the Issuer represents six (6) Ordinary Shares of the Issuer.  The Warburg Pincus Investors own 100% of WP Microelectronics.  WP Microelectronics and each of the other Warburg Pincus Reporting Persons, by virtue of their relationships with each other, may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to share voting power, dispositive power and beneficial ownership of the 15,000,000 Ordinary Shares directly held by WP Microelectronics, as further described below.

WP VIII may be deemed to beneficially own 61,098,034 Ordinary Shares, representing approximately 21.1% of the outstanding Ordinary Shares, comprising of 46,098,034 Ordinary Shares directly held by WPVIII and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 10,183,005 ADS of the Issuer.

WPVIII Netherlands may be deemed to beneficially own 16,336,176 Ordinary Shares, representing approximately 5.6% of the outstanding Ordinary Shares, comprising of 1,336,176 Ordinary Shares directly held by WPVIII Netherlands and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,722,696 ADS of the Issuer.

WPVIII Investors may be deemed to beneficially own 15,133,616 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of 133,616 Ordinary Shares directly held by WPVIII Investors and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,522,269 ADS of the Issuer.

WPIP may be deemed to beneficially own 60,594,714 Ordinary Shares, representing approximately 20.9% of the outstanding Ordinary Shares, comprising of 45,594,714 Ordinary Shares directly held by WPIP and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 10,099,119 ADS of the Issuer.

WPIP Netherlands may be deemed to beneficially own 16,902,713 Ordinary Shares, representing approximately 5.8% of the outstanding Ordinary Shares, comprising of 1,902,713 Ordinary Shares directly held by WPIP Netherlands and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,817,118 ADS of the Issuer.

WPIP Investors may be deemed to beneficially own 15,070,399 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of 70,399 Ordinary Shares directly held by WPIP Investors and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,511,733 ADS of the Issuer.

WPVIII Investors LLC is the general partner of WPVIII Investors and may be deemed to beneficially own 15,133,616 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares that WPVIII Investors may be deemed to beneficially own as described above. Such amount is convertible into 2,522,269 ADS of the Issuer.

WPIP Investors LLC is the general partner of WPIP Investors and may be deemed to beneficially own 15,070,399 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares that WPIP Investors may be deemed to beneficially own as described above. Such amount is convertible into 2,511,733 ADS of the Issuer.

Due to their respective relationships with the Warburg Pincus Investors, WP Microelectronics and each other, each of WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to beneficially own, in the aggregate, 110,135,652 Ordinary Shares, representing approximately 38.0% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares directly held by the Warburg Pincus Investors and WP Microelectronics.   Such amount is convertible into 18,355,942 ADS of the Issuer. Each of WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares to which they do not have a pecuniary interest.  Each of the Warburg Pincus Investors, other than WP Microelectronics, disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Distributed Shares.  WP Microelectronics disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares other than the Distributed Shares.

(c)           Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons or any persons set forth on Schedule I to Amendment No. 1 and Schedule II to the Initial Schedule 13D during the sixty days before the date of this Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 with respect to the Underwriting Agreement is incorporated herein by reference.

Item 7.    Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.7 – Underwriting Agreement, dated March 27, 2013, by and among Credit Suisse Securities (USA) LLC, Morgan Stanley & Co., International plc and Barclays Capital Inc. (together with several underwriters named in Schedule I thereto), the Company and the selling shareholders named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to the registration statement on Form F-3/A filed by the Company with the Securities and Exchange Commission on March 28, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 4, 2013

WP MICROELECTRONICS HOLDINGS LTD.

By:        /s/ Timothy J. Curt
Name:  Timothy J. Curt
Title:    Director

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPVIII INVESTORS, L.P.
By: WP-WPVIII Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPVIII INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPIP INVESTORS, L.P.
By: WP-WPIP Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WP-WPIP INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS & CO.

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

WARBURG PINCUS LLC

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:   Managing Director

CHARLES R. KAYE

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

JOSEPH P. LANDY

By:         /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

*The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.